Software Effective Solutions, Corp.	6500 River Place Blvd, Building 7 Suite 250 Austin, TX 78730

September 21, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Alexandra Barone

Jan Woo

Re: Software Effective Solutions, Corp.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed September 16, 2022

File No. 024-11961

Dear Sir or Madam:

Software Effective Solutions, Corp. (the “Company”) is hereby responding to your recent review letter addressed to Jose Gabriel Diaz, Chief Executive Officer of the Company, dated September 21, 2022 (the “SEC Letter”). This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Offering Statement on Form 1-A

General

1. For purposes of establishing your eligibility to conduct an offering under Regulation A, please clarify whether Jose Gabriel Diaz, the company’s Chief Executive Officer and Chief Operating Officer, is the company’s sole officer and director and that he “direct[s], control[s] and coordinate[s] the issuer’s activities from the United States.” Refer to Securities Act Rule 251(b) and the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

We hereby confirm that Jose Gabriel Diaz directs, controls, and coordinates all of the Company’s activities from the United States. He lives in and is a resident of the State of Texas. We also hereby confirm that he is the issuer’s sole officer and director.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jose Gabriel Diaz

Jose Gabriel Diaz